SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant's Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

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CNH GLOBAL N.V.

Form 6-K for the month of April 2011

List of Exhibits:

1. Press Release entitled “CNH Global Announces Expanded Strategic Alliance With Trimble”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

April 21, 2011

FOR IMMEDIATE RELEASE

For more information contact:

CNH External Relations	+1 (630) 887-3825

CNH Investor Relations	+1 (630) 887-3745

CNH Global Announces Expanded Strategic

Alliance With Trimble

BURR RIDGE, IL — (April 21, 2011) – CNH (NYSE:CNH), a global leader in the agricultural and construction equipment businesses, today announced an expanded strategic alliance with Trimble (NASDAQ: TRMB), a recognized leader in GPS and precision guidance technology, for the development of advanced precision agriculture applications and services.

This expanded alliance will enable the two companies to better leverage their respective areas of expertise – Trimble’s precision farming and guidance solutions and CNH’s agricultural machine technology – to rapidly bring innovative new products to the market.

“CNH is committed to providing its customers with industry-leading products that meet the high standards of performance and productivity of its Case IH and New Holland Agriculture brands,” said Harold Boyanovsky, CNH President and CEO. “Our strategic alliance with Trimble – one of the most respected companies in the industry – is a sign of our intention to not only be at the forefront of this technology, but to be a leader in its application throughout the industry. Through this agreement, CNH is dedicated to offering systems that fit customers’ entire operations.”

“Trimble and CNH have enjoyed a long-standing relationship that has allowed us to provide seamless customer solutions for factory and aftermarket purchases,” said Steven W. Berglund, President and CEO of Trimble. “The strategic alliance will now allow our companies to deliver higher levels of integrated precision agriculture solutions for the CNH brands. In addition, Trimble will continue to provide innovative solutions to customers who run a mixed-fleet operation.”

The products developed for CNH by CNH and Trimble will be sold through both the Case IH and New Holland Agriculture dealer networks.

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Trimble applies technology to make field and mobile workers in businesses and government significantly more productive. Solutions are focused on applications requiring position or location—including surveying, construction, agriculture, fleet and asset management, public safety and mapping. In addition to utilizing positioning technologies, such as GPS, lasers and optics, Trimble solutions may include software content specific to the needs of the user. Wireless technologies are utilized to deliver the solution to the user and to ensure a tight coupling of the field and the back office. Founded in 1978, Trimble is headquartered in Sunnyvale, Calif. More information about Trimble and its products can be found online at www.trimble.com.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.